
Exhibit 9: Certain Information Regarding JCR's Designated Compliance Officer

DESIGNATED COMPLIANCE OFFICER

Name:

Mr. Takefumi Emori

Employment History:

2019 to present and 1999 to 2016
Japan Credit Rating Agency, Ltd.

2019 – Present
Chief Compliance Officer

2016 – 2019
Unemployed

2016
Retirement from JCR

2012 – 2016
Chief Compliance Officer

2010 –2012
Managing Director

2008 – 2010
Managing Director and Rating Committee Member

2003 – 2007
Director (General Manager of Rating Planning Dept. was delegated) and Rating Committee Member

2000 – 2003
General Manager and Chief Analyst of Rating Planning Dept. and Rating Committee Member
(Double as Division Manager of Structured Finance Division from June 2000 to July 2002)

1999 – 2000
[Temporarily seconded to JCR from the Bank of Japan]
General Manager and Chief Analyst of Rating Planning Dept. and Rating Committee Member


1995 – 1999

Back to the Bank of Japan (Successively filled several posts such as Chief Representative of Fukui Local Office and Chief Manager of Investment Div., International Dept.)

1993 – 1995

[Temporarily seconded to Japan Credit Rating Agency, Ltd. (JCR) from the Bank of Japan]
Chief Analyst, Rating Department and Rating Committee Member

1973 – 1993

The Bank of Japan (successively filled several posts such as Chief Manager of Market Operations Div., Operations Dept., Chief Manager of Information System Dept., etc.)

Post-Secondary Education:

1973 : BA , Kyoto University, Kyoto, Japan

Employment Status:

A full-time employee of Japan Credit Rating Agency, Ltd.